Contact

www.linkedin.com/in/vivian-kerr
(LinkedIn)
www.imdb.com/name/nm2765658/
(Other)
viviankerr.com/ (Personal)

Top Skills

Writing

Acting

Entertainment

Vivian Kerr

Actor & Filmmaker
Los Angeles, California, United States

Summary

Vivian Kerr is an actor, writer, producer, and director.

Her script for SCRAP was a Top 10 Finalist in Final Draft's Big Break Screenwriting Competition, and a Second-Rounder in Sundance's Development Lab. Co-starring Anthony Rapp, Lana Parrilla, Beth Dover, and Khleo Thomas, SCRAP is her feature film debut as a writer, actor, and director, and will premiere in Fall 2022. Her next feature, SÉANCE, was recently selected for the 2022 Wscripted's Cannes Screenplay List.

In 2020, she was a Finalist in Sony Pictures TV's Rising Storytellers Search with her pilot FIVE POINTS about the female-led gangs of 19th century New York, which was also invited into the 2021 Stowe Story Labs and selected as one of eight pilots for the 2021 Women's Weekend Film Challenge TV Pilot Accelerator. Her feature script EXCHANGE placed in the Top 20% of the Nicholl Fellowship and a Top 5 Finalist in Screencraft's Action & Thriller Contest, and her pilot NEWSPAPERWOMAN was a Second-Rounder in the Austin Film Festival.

As an actor, her work includes episodes of GREY'S ANATOMY, RIZZOLI & ISLES, SUPERSTORE, MASTERS OF SEX, CRIMINAL MINDS, NEW GIRL, CASTLE, FRANKLIN & BASH, and THE BOLD & THE BEAUTIFUL. She has a BA in Theatre from the University of Southern California, during which time she spent a semester studying Shakespeare in London.

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Experience

Freelance
Actor
May 2005 - Present (17 years 10 months)

Vivian is a professional actor in film, television, and theatre, and a member of both SAG-AFTRA and Actor's Equity. For her short film SCRAP, she was nominated for Best Actress at ten different film festivals in 2019. For her theatre work she has been nominated for an Ovation Award for Best Featured Actress in a Play, an LA Weekly Award, and a Los Angeles Drama Critics Circle Award.

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Education

University of Southern California
Bachelor of Arts - BA, Theatre